Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces Repayment of $75 Million Floating Rate Notes and $25 million Convertible Note and Closing of new $40 million Senior Secured Notes Financing

BEIJING, China, April 15, 2010 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced that it has repaid in full the $75 Million Floating Rate Notes and the $25 million Convertible Note and that it has completed a placement of $40 million aggregate principal amount of a guaranteed senior secured note (the “New Note”) plus warrants to a holder of Xinyuan’s previous floating rate notes.

Under the terms of the securities purchase agreement, the purchase price for the New Note and warrants was paid by $10 million in cash and by the deemed satisfaction and repayment of $30 million principal amount of Xinyuan’s floating rate notes. Xinyuan paid in full the remaining $45 floating rate notes upon maturity on April 15, 2010. Concurrently, Xinyuan and the holder of its convertible note mutually agreed to an early exercise of the convertible note put option on April 15, 2010 at a repurchase price of approximately 120% of the principal amount.

The New Note, purchased by Forum Asian Realty Income II, L.P., has a three year term, subject to earlier repayment in certain circumstances, and bears interest at the rate of 15.6% per annum. The New Note is secured by a first priority lien on the non-PRC assets of Xinyuan and is guaranteed by the Company’s non-PRC subsidiaries.

The three-year warrants are exercisable for an aggregate of 1,516,882 common shares of Xinyuan at an exercise price of $0.01 per share.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 44.7 million people in seven strategically selected Tier II cities, comprising of Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Chengdu and Xuzhou. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

About Forum Asian Realty Income II, L.P.

Forum Asian Realty Income II, L.P. is managed by Forum Partners, a global real estate investment management firm, which together with its affiliate Forum Securities Limited, manages over $2 billion of capital on behalf of institutional and individual investors worldwide. Forum Partners provides restructuring capital and market expertise to small and mid-size real estate companies that are traditionally underserved in the capital markets. Since its establishment in 2002, Forum Partners has managed investments in over 70 companies in 21 countries in Asia, Europe and North America. Forum Partners, together with Forum Securities, has over 70 employees based in offices in London, Hong Kong, Beijing, Toronto, Chicago, Santa Fe, New Mexico and Greenwich, Connecticut.

Further information on Forum Partners is available at www.forumpartners.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to acquire desired development sales at commercially reasonable costs; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business; our results of operations may fluctuate from period to period; the market price of our ADSs may be volatile; we may not be able to successfully acquire the remaining 55% equity interest in Jiantou Xinyuan, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2009. All information provided in this press release is as of April 15, 2010. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, LLC

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com